Exhibit 8.1

List of Subsidiaries of iPower Wireless Technology Inc.

Subsidiary’s Name	Incorporate Location	Establishment Date

iPower Wireless Technology BVI Co., Ltd.	BVI	March 13, 2026

iPower Wireless Technology USA, Inc.	United States	April 15, 2026

iPower International (HongKong) Co., Limited	HK	March 30, 2026

WIPO Times (Shanghai) Technology Co., Ltd	Shanghai, China	On June 30, 2026

WIPO (Shanghai) New Energy Technology Co., Ltd.	Shanghai, China	January 22, 2015